Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: The Sumitomo Trust and Banking Co., Ltd.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated December 11, 2009

Q-1
You say that you aim for “World-class Trust Bank, firstly, No.1 in Asia,” but there seems to be a gap between the reality and your goal. I would appreciate it if you could show us what kind of road map you have to fill that gap for the Asian strategy.

A-1
Our global strategy is now at the stage of challenge for the future, and to be specific, one of our strategies is to focus on the needs of investors in Asia for Japanese stocks and real estates. Another strategy is that in order to gain mandate from overseas investors, we are planning to actively strengthen our asset management capability of Asian stocks including Japanese stocks. For that purpose, we will bolster our teams in Tokyo and Hong Kong shortly. With respect to the overseas funding needs of Japanese companies, they have much stronger expectations for our funding capability because of the weakened funding capabilities of overseas banks. We believe we are ready now to start providing services such as handling Renminbi at our Shanghai Branch. In addition to our four overseas branches, four subsidiaries and four representative offices, we can also utilize Chuo Mitsui Trust’s overseas bases and Nikko Asset Management’s overseas investment vehicles. Since we now have sufficient bases where we provide asset management services on a global basis, we will combine these to become a world-class trust bank group.

Q-2
Regarding capital policy, please explain your views on the adequacy of your capital centering on common stock, especially considering the business model and management strategy of the new trust bank group after the integration, and please tell us whether you need to raise capital soon.

A-2
Basically, we believe that our capital is at a relatively strong level. We think the tightening of the regulations currently under discussion will have a relatively small impact on our company, not only in terms of the treatment of preferred stock and preferred securities, but also in terms of the calculation of deducted items and the treatment of deferred tax assets. The discussion covers an extremely wide scope and the definitions and levels (concerning the framework of the new regulation) are both unclear, so our stance is to carefully observe at this point. Therefore, we are not currently planning to reinforce our capital by issuing common stock.

Q-3	You say that the integration process with Chuo Mitsui Trust Group will be completed in 2012. Isn’t that too slow? Why will it take that long?
A-3
As the first step, we plan to place our company under a holding company in April 2011, and on the premise that process requires filing of a registration statement with U.S. SEC under U.S. securities laws, it is necessary to convert all accounting data to those based on IFRS standards, and for U.S. SEC to declare the registration statement effective. Considering this situation, we think this is the minimum requisite time. It takes another year after that to merge the three trust banks under the holding company, because we must see to it that the seamless integration of the IT systems of the three trust banks is accomplished to avoid any inconveniences to our clients.

Q-4
In order to “demonstrate the presence of trust and property management businesses in Asia” for the purpose of emphasizing the distinct qualities of a trust bank, “trustee-ness”, it seems that the integration with Chuo Mitsui Trust Group is not enough. Would it be possible to speed up the integration process a little bit and pursue further integration over the long term in Asia that brings out further trustee-ness?

A-4
The first step is to make the best use of the expert staff of both companies. We are already promoting pension consulting and ESCO (Energy Service Company) activities (*) in China, and we have obtained a QFII (Qualified Foreign Institutional Investors) license and are currently waiting for the authorities’ approval concerning the investment quotas. And we are now discussing with AXA over the next step of the real estate fund which we plan to set up jointly with AXA. As the second step, we can substantially expand our business base by diligently following through these projects.
(*) One of a business model in energy-saving and eco-business field. A provider of ESCO activities offers energy-saving instruments and its investment capital, and aims to collect investment capital from effect of an energy saving.

Q-5	How will you describe the international business, especially banking business overseas, targeted by Sumitomo Trust or the post-integration trust bank?
A-5
We are lending over one trillion yen to overseas Japanese companies and to non-Japanese companies. We are currently restructuring our loan portfolio. Generally speaking, we are reducing loans to non-banks and increasing loans to manufacturing industries in Japan and to overseas Japanese companies, and we plan to continue raising their weights in our portfolio. Since the financial crisis, Japanese manufacturing industries and other companies seeking opportunities overseas are making capital investments to capture overseas demand instead of domestic demand, making project finance and other finance schemes involving Japanese companies increasingly important. After the integration, the clients of Chuo Mitsui Trust Group will join our client base, and thus, we position loans to overseas Japanese companies as a portfolio with high increasing rate.

Q-6	In determining the integration ratio, is it an important issue whether Chuo Mitsui Trust Holdings repays its public funds? Is that a variable which will have a large effect on the ratio?
A-6
If the public funds are repaid through sales in the market etc. before the integration, we will calculate the integration ratio based on that status. If not, then we will calculate it based on the current status. Regardless of whether they are repaid or not, we will determine the ratio objectively as the case may be.

Q-7	Before the integration, will you go through a process of “aligning measurements” for financial indices and ratios, or “aligning self-assessment measurements”?
A-7
In determining the exchange ratio, we will conduct proper due diligence and use common method for calculating the exchange ratio. To be more precise, I think that several analyses such as share price analysis, adjusted net asset value analysis, and dividend discount model will be comprehensively considered. In conducting above analyses, we will align criteria which become certain bases for such analyses.

Q-8	Regarding the real estate business, please give us your forecast for the second half and next year, from the viewpoint of whether it will recover.
A-8
The real estate business was the most sluggish during last fiscal year’s second half and this first half, but there is a change in the sense that buy orders are clearly increasing. In the second half, with the approach of the financial year end for companies and funds which are in the position to sell, we suppose that there will be a tendency for price adjustments on the sellers’ side, and sellers and buyers are expected to reach a compromise. Thus, we think the real estate business (centering on brokerage business) will move gradually towards recovery in the second half.

Q-9
Page 3 of the presentation material (Management Integration with Chuo Mitsui Trust Group) shows the combined figures of the two groups’ various businesses. Please tell us if there are any areas that will make further growth without the impact of market share adjustments.

A-9
Generally speaking, there is small scope for market share adjustments because there are a limited number of overlapping clients. There are some overlapping clients in pension investments, but we believe the impact to be minimal since what counts in active investment are investment style and track record. In passive investment, there may be some impact due to a certain level of share adjustments, but we believe the impact to be limited because there will also be client-side benefit as a result of the increased accuracy brought by the scale merit of combined assets. On the contrary, we believe that there is greater scope to expand our earnings, surpassing the impact of market share adjustments by mutually utilizing Sumitomo Trust’s ample product know-hows and Chuo Mitsui Trust’s business know-hows focused on retail business.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It
Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd.  The Form F-4, if filed, will contain a prospectus and other documents.  If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon.  The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction.  U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination.  The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.